[Letterhead DLA Piper]

August 22, 2007

Kathleen Krebs
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E, Mail Stop 3720
Washington, DC 20549

Re:   PHH Corporation
          Preliminary Proxy Statement on Schedule 14A
          Amendment No. 1 Filed August 6, 2007
          File No. 1-07797

Dear Ms. Krebs:

     This letter is submitted on behalf of PHH Corporation (the “Company”) in response to the comment that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”) and as set forth in your letter to Mr. Terrance W. Edwards, dated August 16, 2007.

     The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the letter. In response to the Staff’s comments, the Company is filing today via EDGAR Amendment No. 2 to the Proxy Statement. For your convenience, your comments have been reproduced in bold below, together with the responses.

The Merger, page 2

Merger Consideration, page 54

1. We note your revised disclosure in response to prior comment seven of our letter dated July 18, 2007. To provide context to your disclosure about the assumption and/or repayment of all your outstanding indebtedness by GE Capital, please quantify the amount of debt allocated to each of your mortgage business and your fleet management services business for the quarter ended March 31, 2007. In addition, please confirm that the amount being paid by the mortgage business purchaser to GE Capital represents the amount of the total dollar value of GE Capital’s purchase price that has been allocated to the acquisition of the mortgage business.

Response: We have revised the disclosure on pages 2 and 55 in response to the comment.

Background of the Merger, page 20

Our Reasons for the Merger, page 32

2. We note your revised disclosure in response to prior comment one of our letter dated July 18, 2007 regarding the strategic alternatives the board considered. Please continue to expand your discussion to further address why the special committee and board of directors determined that a sale was the best alternative available to the company at that time-beginning with the decision to commence the sale process in April 2006, through the negotiations of the merger agreements and the subsequent decreases in the per share price to be paid by the GECC group. In this regard, your disclosure on page 21 suggests that a spin-off of either the fleet business or the mortgage business may be a more attractive alternative in a few years. As another example, the projected financial information that you prepared in connection with the sale process suggests that your mortgage business would be in a better financial position over the next few years. Please disclose what consideration your board gave to these and other factors, such as the cost of one or both businesses being a public company (which you should quantify), in determining to approve the merger agreement and concluding that the merger agreement is in the best interests of shareholders.

Response: We have revised the disclosure on pages 23, 25, 26 and 31 in response to the comment.

         In connection with responding to the Staff’s comments and the filing of Amendment No. 2 to the Proxy Statement, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure by it in the filing; (ii) Staff comments or changes made in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal laws of the United States.

          Thank you very much for your attention to this matter. We hope that our responses to your comments address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (410) 580-4120 should you have any questions concerning this letter or require further information.

Very truly yours,

DLA Piper US LLP

/s/ Wm. David Chalk Wm. David Chalk Partner

Enclosure
cc: Derek B. Swanson, Esq. (with enclosure)
     William F. Brown, Esq. (with enclosure)

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